UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: April 28, 2010

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Publicly Traded Stock Corporation
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
          Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Contents

In connection with the previously announced four separate private offers (the “Exchange Offers”) to exchange currently outstanding perpetual debentures for new senior secured notes to be denominated in Dollars and Euros (the “New Senior Secured Notes”), CEMEX, S.A.B. de C.V. (“CEMEX”) anticipates disclosing to debenture holders certain information that has not been previously publicly reported. CEMEX has elected to provide this information in this Report on Form 6-K in the attached Exhibit 1 for informational purposes.  This report on Form 6-K shall be deemed to be incorporated by reference into the Confidential Offering Memorandum, dated April 5, 2010, as supplemented on April 19 and April 26, relating to the Exchange Offers.

The Exchange Offers are being made within the United States only to “qualified institutional buyers” pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who would be participating in any transaction in accordance with Regulation S. The New Senior Secured Notes being offered in the Exchange Offers have not been registered under the Securities Act and may not be offered or sold in the United States absent an applicable exemption from registration requirements.

This report does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offer or sale would be unlawful.

EXHIBIT NO.	EXHIBIT DESCRIPTION
1.	Certain 2010 first quarter information with respect to CEMEX.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	April 28, 2010	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION
1.	Certain 2010 first quarter information with respect to CEMEX.

Exhibit 1

Recent developments relating to our results for the first quarter of 2010

The following discussion should be read in conjunction with our 2009 consolidated financial statements included in our current report on Form 6-K filed with the Securities and Exchange Commission on March 24, 2010 (the “2009 Results 6-K”). Capitalized terms used and not defined herein shall have the meanings assigned to them in the 2009 Results 6-K.

References in this “Recent developments relating to our results for the first quarter of 2010” section to “Pesos” are to Mexican Pesos as of March 31, 2010, which are not comparable to the Peso amounts presented in the 2009 Results 6-K. For convenience, this section contains conversions of Peso amounts into Dollars at an exchange rate of Ps12.36 to U.S.$1.00, the CEMEX accounting rate as of March 31, 2010. The noon buying rate for Pesos on March 31, 2010 was Ps12.36 to U.S.$1.00. This section also contains conversions of Euro amounts into Dollars at an exchange rate of €0.7401 to U.S.$1.00, the noon buying rate for Euros on March 31, 2010.

On April 27, 2010, CEMEX announced its results for the first quarter of 2010. The following table contains a summary of CEMEX’s unaudited consolidated financial results as of and for the three month periods ended March 31, 2009 and 2010. The interim results of operations for the three month period ended March 31, 2010 do not purport to be and are not indicative of operating results to be expected for the entire year. Following the table is a discussion of CEMEX’s results for the first quarter of 2010 compared to the first quarter of 2009.

The financial data set forth below under the headings “income statement information” and “balance sheet information” are for the three month periods ended March 31, 2009 and 2010 and as of March 31, 2009 and 2010 and December 31, 2009, respectively. The unaudited consolidated financial statements for the three months ended March 31, 2009 and 2010, were prepared using financial reporting standards and accounting policies that are consistent with those used for the annual audited financial statements; therefore, in the opinion of management, such interim financial statements as of March 31, 2009 and 2010, present a fair statement of the results for the three month interim periods.

CEMEX, S.A.B. de C.V. and subsidiaries
Selected consolidated financial information

As of and for the three months ended March 31,

in millions of Pesos, except share and per share amounts)	2009	2010

	(Unaudited)
Income Statement Information:

Net sales	Ps 49,423	Ps 38,794
Cost of sales(1)	(35,274)	(28,340)
Gross profit	14,149	10,454
Operating expenses	(9,792)	(8,562)
Operating income	4,357	1,892
Other expense, net	(553)	(1,120)
Comprehensive financing result (2)	(7,178)	(3,727)
Income before income tax	(3,374)	(2,955)
Equity in income of associates	(44)	(299)
Non-controlling interest net income	44	9
Controlling interest net income (loss)	41	(4,361)
Earnings (loss) per share(3)(4)	(0.11)	(0.11)
Number of shares outstanding (in millions) (3)(5)	23,579	26,743

Balance Sheet Information:

Cash and temporary investments	Ps 10,321	Ps 18,137
Net working capital(6)	18,318	14,395
Property, machinery and equipment, net	269,037	239,422
Total assets	625,340	556,161
Short-term debt	59,695	9,578
Long-term debt (7)(8)	204,841	194,017
Other financial obligations (9)	1,152	2,067
Non-controlling interest	45,998	40,397
Stockholders’ equity (excluding non-controlling interest) (8)(9)(10)	235,967	239,551

Other Financial Information:

Operating margin	8.82%	4.88%
Operating EBITDA(11)	9,734	6,566
Ratio of EBITDA to interest expense	3.26	1.64
Ratio of combined fixed charges and preference dividends to earnings(12)	(0.1)	0.3
Net cash flows used in investing activities	(2,865)	(244)
Depreciation and amortization	5,377	4,674
Net cash flows provided by operating activities	4,183	1,287
Book value per share(3)	10.01	8.96

(1)
Cost of sales includes depreciation and excludes freight expenses of finished products from our producing plants to our selling points, the expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which are included as part of our administrative and selling expenses line item. Likewise, cost of sales excludes freight expenses from the points of sale to the customers’ locations, which are included as part of our distribution expenses line item on our consolidated income statements.

(2)
Comprehensive financing result, net, includes financial expenses, financial income, results from valuation and liquidation of financial instruments, including derivatives and marketable securities, foreign exchange result, net and monetary position result.

(3)
Our capital stock consists of Series A shares and Series B shares. Each of our CPOs represents two Series A shares and one Series B share. As of March 31, 2010, approximately 97.7% of our outstanding share capital was represented by CPOs.

(4)
Earnings per share is calculated based upon the weighted average number of shares outstanding during the preceding 12-month period, as described in note 19 to our 2009 consolidated financial statements. In accordance with MFRS, earnings per share as of March 31, 2009 and 2010 were calculated based on net loss for the prior twelve-month periods, which amounted a net loss of Ps2,688 million and a net loss of Ps2,992 million, respectively. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under MFRS.

(5)
Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.

(6)	Net working capital equals trade receivables less allowance for doubtful accounts plus inventories, net, less trade payables.

(7)
Long-term debt as of March 31, 2010 includes Ps7,590 million (U.S.$614 million) associated with the liability component of the Optional Convertible Subordinated Notes issued on March 30, 2010 described in the footnote below.

(8)
On March 30, 2010, we closed the offering of U.S.$715 million of our 4.875% Convertible Subordinated Notes due 2015 (the "Optional Convertible Subordinated Notes"), including the initial purchasers' exercise in full of their over-allotment option, in a transaction exempt from registration pursuant to Rule 144A under the Securities Act.  Pursuant to the settlement terms of the Optional Convertible Subordinated Notes, the only scenario in which we would not be required to deliver a fixed amount of shares would be if the holders' option to convert expires out-of-the-money and we repay the U.S.$715 million notional amount of the Optional Convertible Subordinated Notes in cash. MFRS C-12, "Instruments with characteristics of liability, equity or both", requires that we determine the cost of the implicit conversion option of the Optional Convertible Subordinated Notes, which represents the difference between the net present value of the estimated interest payments and the repayment amount, as determined using a discount rate based on the market interest rate for a similar debt instrument, and the transaction's notional amount.  Based on these requirements, the portion of the notional amount of the Optional Convertible Subordinated Notes allocated to the conversion premium was U.S.$100.9 million (approximately 14.1% of the notional amount), which was recorded within "Other equity reserves" at March 31, 2010. The interest payments using the market interest rate will be recognized as part of the "Interest expense" line item in our income statement. The difference between the market interest expense and the 4.875% cash payments will be accrued to the liability portion of the transaction; therefore, at the settlement date the liability balance will be U.S.$715 million. The entire notional amount of the Optional Convertible Subordinated Notes will not be considered as debt for purposes of the leverage ratio calculations under the Financing Agreement. Under U.S. GAAP, the Optional Convertible Subordinated Notes are expected to be recorded as debt.

(9)
This item as of March 31, 2009 refers to inactive derivative positions (See note 13(D) to our 2009 consolidated financial statements included in the 2009 Results 6-K). As of March 31, 2010, this item refers to the Mandatory Convertible Securities. Under MFRS, the Mandatory Convertible Securities issued in Mexico on December 10, 2009 in exchange for CBs represent a combined instrument with liability and equity components. The liability component, approximately Ps2,090 million (U.S.$160 million) as of December 31, 2009, corresponds to the net present value of interest payments due under the Mandatory Convertible Securities, assuming no early conversion, and was recognized under “Other Financial Obligations” in our balance sheet. The equity component, approximately Ps1,971 million (U.S.$151 million) as of December 31, 2009, represents the difference between principal amount and the liability component, and was recognized within “Other equity reserves” net of commissions in our balance sheet. See notes 13(A) and 17(B) to our 2009 consolidated financial statements. Although we have not completed our U.S. GAAP reconciliation of our 2009 financial statements, we currently anticipate that there will be a new reconciliation item in our U.S. GAAP reconciliation of our 2009 financial statements in respect of the Mandatory Convertible Securities, which we expect will be recorded as debt until conversion. We cannot assure you that we will not identify additional reconciliation items or that this reconciliation item will be reflected therein in accordance with our current expectations.

(10)
Does not give effect to our shareholders’ authorization for the issuance of additional ordinary shares to comply with our conversion obligations under the Indenture governing the Optional Convertible Subordinated Notes, issued on March 30, 2010, given at the annual shareholders’ general meeting on April 29, 2010.

(11)
EBITDA equals operating income before amortization expense and depreciation. EBITDA and the ratio of EBITDA to interest expense, capital securities dividends and preferred equity dividends are presented herein because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt and preferred equity. EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled below to operating income under MFRS before giving effect to any non-controlling interest, which we consider to be the most comparable measure as determined under MFRS. Interest expense under MFRS does not include coupon payments and issuance costs of the perpetual debentures issued by consolidated entities. For the three-month periods ended March 31, 2009 and 2010, coupon payments on the perpetual debentures amounted to approximately Ps709 million and Ps620 million, respectively.

As of and for the three months ended March 31,

(in millions of Pesos)	2009	2010

(Unaudited)

Reconciliation of EBITDA to operating income EBITDA	Ps 9,734	Ps 6,566
Less:
Depreciation and amortization expense	5,377	4,674

Operating income	Ps 4,357	Ps 1,892

(12)
For purposes of determining the ratio of combined fixed charges and preference dividends to earnings, (a) fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, our estimate of the interest within rental expense, and preference security dividend requirements of consolidated subsidiaries, (b) preference security dividends consist of the amount of pre-tax earnings required to pay the dividends on outstanding preference securities, and (c) earnings consist of pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, fixed charges, amortization of capitalized interest, distributed income of equity investees, and our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized, preference security dividend requirements of consolidated subsidiaries, and the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

Management’s discussion and analysis of
first quarter results of 2010 compared to the first quarter results of 2009

Our unaudited consolidated results for the three month periods ended March 31, 2010 and 2009 were prepared using MFRS and accounting policies that are consistent with those used for the annual audited financial statements. Our significant accounting policies are described in note 3 to our 2009 consolidated financial statements.

The percentage changes in cement and ready-mix concrete sales volumes described herein for our operations in a particular country or region include the number of tons of cement and/or the number of cubic meters of ready-mix concrete sold to our operations in other countries and regions. Likewise, unless otherwise indicated, the net sales financial information presented herein for our operations in each country or region includes the Mexican Peso amount of sales derived from sales of cement and ready-mix concrete to our operations in other countries and regions, which have been eliminated in the preparation of our unaudited consolidated financial statements as of and for the three month periods ended March 31, 2009 and 2010.

The following is a discussion of our results for the first quarter of 2009 compared to the first quarter of 2010.

Results of operations

Consolidation of our results of operations

Our unaudited consolidated financial statements as of and for the three-month periods ended March 31, 2009 and 2010, include those subsidiaries in which we hold a controlling interest or which we otherwise control. All significant intercompany balances and transactions have been eliminated in consolidation.

Overview

On a consolidated basis, our cement sales volumes decreased approximately 6%, from 15.4 million tons in the first quarter of 2009 to 14.4 million tons in the first quarter of 2010, and our ready-mix concrete sales volumes decreased approximately 16%, from 12.8 million cubic meters in the first quarter of 2009 to 10.8 million cubic meters in the first quarter of 2010. Our consolidated net sales decreased approximately 22%, from Ps49,423 million in the first quarter of 2009 to Ps38,794 million in the first quarter of 2010, and our operating income decreased approximately 57%, from Ps4,357 million in the first quarter of 2009 to Ps1,892 million in the first quarter of 2010.

For the three-month periods ended March 31, 2009 and 2010, our consolidated results reflect the following transactions:

•
On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for U.S.$65 million.

Net sales

Our consolidated net sales decreased approximately 22%, from Ps49,423 million in the first quarter of 2009 to Ps38,794  million in the first quarter of 2010. The decrease in sales was primarily due to lower sales volumes in Spain, the U.S and Mexico, and lower prices, mainly from our U.S. and Spanish operations. The infrastructure sector continues to be the main driver of demand in most of our markets. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a geographic segment basis.

Mexico

Our Mexican operations’ domestic cement sales volumes decreased approximately 12% in the first quarter of 2010 compared to the first quarter of 2009, and ready-mix concrete sales volumes decreased approximately 22% during the same period. Our Mexican operations’ net sales represented approximately 24% of our consolidated net sales in the first quarter of 2010 in Peso terms, before eliminations resulting from consolidation. The first quarter of 2010 reflected the continued decline in activity from the infrastructure and, to a lesser extent, non-residential and formal-residential segments; activity in social housing construction, within the  formal residential sector, had a slight increase. Tight credit conditions in bridge loans extended to housing developers continued to negatively affect construction spending, although loans from banks and INFONAVIT extended to end-users increased. Our Mexican operations’ average domestic cement sales price decreased approximately 1% in Peso terms in the first quarter of 2010 compared to the first quarter of 2009, while average ready-mix concrete sales prices were flat in Peso terms over the same period.

Principally as a result of the decrease in domestic cement sales volumes and ready-mix concrete sales volumes, our Mexican net sales, in Peso terms, decreased approximately 27% in the first quarter of 2010 compared to the first quarter of 2009.

United States

Our U.S. operations’ domestic cement sales volumes decreased approximately 8% in the first quarter of 2010 compared to the first quarter of 2009, and ready-mix concrete sales volumes decreased approximately 14% during the same period. The decrease in domestic cement and ready-mix concrete sales volumes for the first quarter of 2010 compared to the first quarter of 2009 was mainly due to continued weakness in the industrial-and-commercial sector, tight credit conditions, and extremely bad weather conditions throughout the country. Performance from the residential sector continues to show signs of modest recovery fueled by improvements in affordability as well as the extension and expansion of the federal tax subsidy. Activity from the infrastructure sector continues to depend on public construction spending related to the government’s stimulus plan. Our U.S. operations’ average sales price of domestic cement decreased approximately 8% in Dollar terms in the first quarter of 2010 compared to the first quarter of 2009, and our United States average ready-mix concrete sales price decreased approximately 15% in Dollar terms during the same period. Our United States operations’ net sales for the first quarter of 2010 represented approximately 17% of our consolidated net sales in Peso terms, before eliminations resulting from consolidation.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes and sales prices, net sales of the United States, in Dollar terms, decreased approximately 24% in the first quarter of 2010 compared to the first quarter of 2009.

Spain

Our Spanish operations’ domestic cement sales volumes decreased approximately 25% in the first quarter of 2010 compared to the first quarter of 2009, and ready-mix concrete sales volumes decreased approximately 28% during the same period. The decrease in sales volumes reflected lower activity across all sectors, as macroeconomic conditions have not yet improved. Consumption for building materials in our markets, especially in Levante, Baleares, and Centro, continue to fall at a faster rate than the overall market, as these markets had shown above average growth in previous years. The residential sector continues to contract, with housing starts still declining. Activity in the infrastructure sector is still at a low level as government stimulus plans have not yet translated into actual cement demand. Finally, unfavorable weather conditions throughout the country negatively affected our volumes for the quarter. Average domestic cement sales prices decreased approximately 4% in Dollar terms in the first quarter of 2010 compared to the first quarter of 2009, and ready-mix concrete average sales prices decreased approximately 4% in Dollar terms during the same period. Our Spanish operations’ net sales for the first quarter of 2010 represented approximately 5% of our consolidated net sales in Peso terms, before eliminations resulting from consolidation.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes and sales prices, our Spanish net sales, in Dollar terms, decreased approximately 24% in the first quarter of 2010 compared to the first quarter of 2009.

United Kingdom

Our United Kingdom operations’ domestic cement sales volumes decreased approximately 6% in the first quarter of 2010 compared to the first quarter of 2009, while ready-mix concrete volumes decreased approximately 12% during the same period. Our United Kingdom operations’ net sales for the first quarter 2010 represented approximately 8% of our consolidated net sales in Peso terms, before eliminations resulting from consolidation. Our United Kingdom operations’ average domestic cement sales price increased approximately 2% in Dollar terms for the first quarter of

2010 compared to the first quarter of 2009, and the average price of ready-mix concrete decreased approximately 1% in Dollar terms during the same period. The decrease in sales volumes reflects the continuing decline in the private non-residential sector, which has affected overall demand for building products. In addition, harsh weather conditions throughout the U.K. had a negative effect on our sales volumes during the quarter.

Net sales in the United Kingdom, in Dollar terms, were flat in the first quarter of 2010 compared to the first quarter of 2009.

Rest of Europe

Our Rest of Europe operations’ domestic cement sales volumes decreased approximately 18% in the first quarter of 2010 compared to the first quarter of 2009, and ready-mix concrete sales volumes decreased approximately 17% during the same period. Our Rest of Europe operations’ net sales for the first quarter 2010 represented approximately 17% of our consolidated net sales in Peso terms, before eliminations resulting from consolidation. Our Rest of Europe operations’ average domestic cement sales price increased approximately 9% in Dollar terms for the first quarter of 2010 compared to the first quarter of 2009, and the average price of ready-mix concrete increased approximately 4% in Dollar terms during the same period. The decrease in domestic cement sales volumes was mainly due to decreases in sales volumes in our French and German operations. Set forth below is a discussion of sales volumes in Germany and France, the most significant countries in our Rest of Europe segment, based on net sales.

In Germany, our domestic cement volumes decreased 23% during the first quarter versus the comparable period of 2009. During the quarter, we continued to face a pronounced decline in demand for our products. Sales volumes continued their downward trend as a result of the challenging macroeconomic situation. Volumes continue to be driven by the infrastructure sector and, to a lesser extent, the residential sector. Additionally, extremely bad weather conditions hampered overall construction activity, affecting all our markets.

In France, our ready-mix concrete sales volumes decreased 14% during the quarter versus the comparable period of last year. During the quarter, all our regions were adversely affected by weak demand in all our sectors, especially in the industrial-and commercial and residential sectors. The infrastructure sector has not yet seen a significant impact from the government’s stimulus plan. Finally, volumes for the quarter were negatively affected by bad weather conditions.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, net sales of the Rest of Europe operations, in Dollar terms, decreased approximately 19% in the first quarter of 2010 compared to the first quarter of 2009.

South America, Central America and the Caribbean

Our South America, Central America and the Caribbean operations’ domestic cement sales volumes increased approximately 4% in the first quarter of 2010 compared to the first quarter of 2009, and ready-mix concrete sales volumes decreased approximately 11% during the same period. Our South America, Central America and the Caribbean operations’ net sales for the first quarter 2010 represented approximately 12% of our consolidated net sales in Peso terms, before eliminations resulting from consolidation. Our South America, Central America and the Caribbean operations’ average domestic cement sales price increased approximately 3% in Dollar terms for the first quarter of 2010 compared to the first quarter of 2009, and the average price of ready-mix concrete decreased approximately 2% in Dollar terms over the same period. Set forth below is a discussion of sales volumes in Colombia, the most significant country in our South America, Central America and the Caribbean segment, based on net sales.

In Colombia, domestic cement sales volumes increased 18% during the quarter versus the comparable period of last year. Sales volumes for the quarter benefited from a better macroeconomic environment prevailing in the country. Construction spending in low and middle-income housing and recovery from the industrial and commercial sector led to increased sales of building materials; nevertheless, the recent abolition of the “Megaproyectos de Vivienda Social” program lowers our expectations for a housing upturn. Performance from the infrastructure sector had a small decrease given expectations relating to the end of President Alvaro Uribe's second term in office.

As a result of the increase in domestic cement sales volumes, partially offset by a decrease in ready-mix concrete sales volumes, net sales of our South America, Central America and the Caribbean operations, in Dollar terms, increased approximately 4% in the first quarter of 2010 compared to the first quarter of 2009.

Africa and the Middle East

Our Africa and Middle East operations’ domestic cement and ready-mix concrete sales volumes decreased approximately 1% and 9%, respectively, in the first quarter of 2010 compared to the first quarter of 2009. Our Africa and Middle East operations’ net sales for the first quarter of 2010 represented approximately 8% of our consolidated net sales in Peso terms, before eliminations resulting from consolidation. Our Africa and Middle East operations’ average domestic cement sales price increased approximately 5% in Dollar terms for the first quarter of 2010 compared to the first quarter of 2009, and the average price of ready-mix concrete decreased approximately 10% in Dollar terms during the same period. The decrease in domestic cement sales volumes was mainly due to decreases in sales volumes in our United Arab Emirates operations, partially offset by increases in sales volumes in our Egyptian operations. Set forth below is a discussion of sales volumes in Egypt and United Arab Emirates, the most significant countries in our Africa and Middle East segment, based on net sales.

Our Egyptian domestic cement sales volumes increased 6% during the first quarter of 2010 compared to the first quarter of 2009. Our Egyptian operations’ net sales for the first quarter of 2010 represented approximately 5% of our consolidated net sales in Peso terms, before eliminations resulting from consolidation. Strong domestic demand driven by low-and middle-income housing, as well as from infrastructure projects, resulted in increased demand for our products. Our United Arab Emirates’ domestic cement sales volumes decreased approximately 46% during the first quarter of 2010 compared to the first quarter of 2009, and our ready-mix concrete sales volumes decreased approximately 56% during the same period.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, net sales of our Africa and the Middle East operations, in Dollar terms, decreased approximately 1% in the first quarter of 2010 compared to the first quarter of 2009.

Asia

Our Asian operations’ domestic cement sales volumes increased approximately 20% in the first quarter of 2010 compared to the first quarter of 2009, and ready-mix concrete sales volumes decreased approximately 2% during the same period. Our Asian operations’ net sales for the first quarter of 2010 represented approximately 4% of our consolidated net sales in constant Peso terms, before eliminations resulting from consolidation. Our Asian operations’ average domestic cement sales price increased approximately 4% in Dollar terms for the first quarter of 2010 compared to the first quarter of 2009, and the average price of ready-mix concrete increased approximately 2% in Dollar terms during the same period. The increase in the domestic cement sales volume was mainly due to our Philippines operations described below. Set forth below is a discussion of sales volumes in Philippines, the most significant country in our Asian segment, based on net sales.

Our Philippines operations’ domestic cement sales volumes in the Philippines increased approximately 17% in the first quarter of 2010 compared to the first quarter of 2009. Construction activity during the quarter was driven by strong retail and infrastructure demand brought about by favorable warm weather conditions, election-related spending and reconstruction following last year's devastating typhoons. The overall economy was supported by growth in remittances from overseas and government stimulus spending. Our Philippine operations’ net sales for the first quarter of 2010 represented approximately 3% of our consolidated net sales in Peso terms, before eliminations resulting from consolidation.

As a result of the increase in the domestic cement sales volumes and sales prices in our Asian operations, net sales in Dollar terms, increased approximately 10% in the first quarter of 2010 compared to the first quarter of 2009.

Others

Our Others segment includes our worldwide cement, clinker and slag trading operations, our information solutions company and other minor subsidiaries. Net sales in our Others segment decreased approximately 24% in the first quarter of 2010 compared to the first quarter of 2009 in Peso terms, from Ps1,730 million to Ps1,315 million.

Cost of sales

Our cost of sales, including depreciation, decreased 20%, from Ps35,274 million in the first quarter of 2009 to Ps28,340 million in the first quarter of 2010. As a percentage of sales, cost of sales increased from 71% in the first quarter of 2009 to 73% in the first quarter of 2010. The increase in cost of sales as a percentage of our net sales mainly results from lower economies of scale due to lower volumes, especially in the United States, Spain, and Mexico.

Gross profit

For the reasons mentioned above, our gross profit decreased approximately 26%, from Ps14,149 million in the first quarter of 2009 to Ps10,454 million in the first quarter of 2010. Our gross margin as a percentage of consolidated net sales decreased from 29% in the first quarter of 2009 to 27% in the first quarter of 2010.

Operating expenses

Our operating expenses decreased 13%, from Ps9,792 million in the first quarter of 2009 to Ps8,562 million in the first quarter of 2010. As a percentage of our consolidated net sales, our administrative and selling expenses increased from 20% in the first quarter of 2009 compared to 22% in the first quarter of 2010. The increase in expenses as a percentage of our net sales mainly results from lower economies of scale due to lower volumes, especially in the United States, Spain, and Mexico, and higher transportation costs, which together were only partially offset by savings from our cost-reduction initiatives.

Operating income

For the reasons mentioned above, our operating income decreased 57%, from Ps4,357 million in the first quarter of 2009 to Ps1,892 million in the first quarter of 2010. As a percentage of consolidated net sales, our operating income decreased from 9% in the first quarter of 2009 to 5% of the first quarter of 2010. As mentioned before, the decrease in our operating income in Peso terms was mainly attributable to lower contributions from our U.S., Spanish and  Mexican operations.

Net comprehensive financing result

Pursuant to MFRS, the comprehensive financing result should measure the real cost (gain) of an entity’s financing, net of the foreign currency fluctuations and the inflationary effects on monetary assets and liabilities. In periods of high inflation or currency depreciation, significant volatility may arise and is reflected under this caption. For presentation purposes, comprehensive financing income (expense) includes:

•	financial or interest expense on borrowed funds;

•	financial income on cash and temporary investments;

•
appreciation or depreciation resulting from the valuation of financial instruments, including derivative instruments and marketable securities, as well as the realized gain or loss from the sale or liquidation of such instruments or securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	gains and losses resulting from having monetary liabilities or assets exposed to inflation (monetary position result).

Three Months Ended March 31,

2009	2010

(in millions of Pesos)	(Unaudited)

Net comprehensive financing result:
Financial expense	Ps (2,986)	Ps (4,012)
Financial income	92	82
Results from valuation and liquidation of financial instruments	(2,024)	(521)
Foreign exchange result, net	(2,337)	725
Monetary position result	77	(1)
Net comprehensive financing result	Ps (7,178)	Ps (3,727)

Our net comprehensive financing result improved 48%, from a loss of Ps7,178 million in the first quarter of 2009 to a loss of Ps3,727 million in the first quarter of 2010. The components of such improvements are set forth below. Our financial expense increased 34%, from Ps2,986 million in the first quarter of 2009 to Ps4,012 million in the first quarter of 2010, primarily attributable to the higher cost of our debt, which was partially mitigated by lower levels of debt. Our net loss from valuation and liquidation of financial instruments decreased 74%, from a loss of Ps2,024 million in the first quarter of 2009 to a loss of Ps521 million in the first quarter of 2010. The decrease is explained below in the "Derivative financial instruments" discussion. Our net foreign exchange results improved significantly, from a loss of Ps2,337 million in the first quarter of 2009 to a gain of Ps725 million in the same period in 2010. The decrease in the foreign exchange gain in the first quarter of 2010 was mainly attributable to the appreciation of the Peso against the U.S. dollar during the first quarter of 2010 as compared to the same period in 2009. Our monetary position results (generated by the recognition of inflation effects over monetary assets and liabilities) decreased significantly, from a gain of Ps77 million during the first quarter of 2009 to a loss of Ps1 million during the first quarter of 2010, as a result of lower inflation effects in Egypt during the first quarter of 2010 compared to the same quarter in 2009.

Derivative financial instruments

For the three months ended March 31, 2009, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of foreign exchange derivative instruments (excluding our foreign exchange forward contracts designated as hedges of our net investment in foreign subsidiaries), interest rate swaps, cross-currency swaps, including our derivative instruments related to the issuance of perpetual debentures by consolidated entities, equity forward contracts and interest rate derivatives related to energy projects.

As required in the context of our renegotiation with our major lenders prior to entering into the Financing Agreement, during the first half of 2009, we closed a significant portion of our derivative instruments. Furthermore, during July 2009, we closed the Japanese Yen cross-currency swap derivatives associated with our perpetual debentures. Therefore, as of March 31, 2010, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of equity forward contracts, a capped call option entered into in connection with our issuance in March 2010 of the Optional Convertible Subordinated Notes, a forward instrument over the Total Return Index (TRI) of the Mexican Stock Exchange and interest rate derivatives related to energy projects.

For the three months ended March 31, 2010, we had a net loss of approximately Ps521 million in the item “Results from financial instruments” as compared to a net loss of Ps2,024 million in the same period in 2009. The loss in 2010 was mainly attributable to the negative variation of the CEMEX CPO price in the market during the quarter, which affected the valuation of our equity related derivatives.

Other expenses, net

Our other expenses, net, increased significantly, from an expense of Ps553 million in the first quarter of 2009 to an expense of Ps1,120 million in the first quarter of 2010. The increase in the other expenses, net was mainly attributable to fixed asset impairments, and greater amortization of fees related to debt.

Income taxes

Our income tax expense, consisting of income taxes, increased significantly, from an income of Ps2,526 million in the first quarter of 2009 to an expense of Ps1,098 million in the first quarter of 2010. This increase in expense is primarily attributable to a non-cash deferred tax benefit of approximately Ps3,691 million during the first quarter of 2009 which we did not have in the first quarter of 2010.

Controlling interest net income

Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-affiliated third parties hold interests. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-affiliated third parties as of the end of each month during the relevant period and consolidated net income attributable to those subsidiaries.

For the reasons mentioned above, our consolidated net loss (before deducting the portion allocable to non-controlling interest) for the first quarter of 2010 increased significantly, from a consolidated net income of Ps84 million in the first quarter of 2009 to a consolidated net loss of Ps4,352 million in the first quarter of 2010.